Exhibit 99.2

May 22, 2025

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Notice of General Meeting

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs announces a Notice of a General Meeting to be held at the Company’s offices, 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ on 11 June 2025 at 1.00pm was posted to shareholders today.

The Board of Directors is proposing four resolutions:

Ordinary Resolutions

1.	That, subject to and conditional on the passing of Resolution 4, each of the issued ordinary shares of £0.001 each in the capital of the Company be subdivided and redesignated into one ordinary share of £0.00005 each and 19 C deferred shares of £0.00005 each (such C deferred shares having the rights and being subject to the restrictions set out in the articles of association of the Company adopted pursuant to Resolution 4).

2.	That the Directors of the Company be generally and unconditionally authorised in accordance with Section 551 of the Companies Act 2006 (the “Act”), in addition to any existing authorities to allot equity securities to the extent unused, to exercise all powers of the Company to allot shares in the Company or to grant rights to subscribe for or convert any security into shares in the Company up to an aggregate nominal value of £476,954.10, provided that this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2028.

Special Resolutions

3.	That, subject to and conditional upon the passing of Resolution 2, the Directors of the Company be and hereby generally empowered pursuant to Sections 570 of the Act to allot equity securities (within the meaning of Section 560 of the Act) wholly for cash, in addition to any existing authorities to allot equity securities to the extent unused, pursuant to the authority conferred by Resolution 2 as set out in this Notice, as if Section 561 of the Act did not apply to such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2028.

4.	That, subject to and conditional on the passing of Resolution 1, the draft articles of association tabled at the meeting, initialled by the Chairman, and available on the Company’s website, www.biodexapharma.com and labelled the ‘New Articles’, be approved and adopted as the new articles of association of the Company in substitution for and to the entire exclusion of the Company’s existing articles of association.

The purpose of the Resolutions is to lower the par value of the ordinary shares and allow the Company to issue ordinary shares above par value.

Neither the number of ordinary shares outstanding nor the number of American Depositary Shares will change as a result of passing of the Resolutions.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.